Exhibit 99.1

Aeterna Zentaris Receives Nasdaq Notification Regarding Minimum Bid Price Compliance; No Immediate Impact on Listing

CHARLESTON, S.C., July 28, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna Zentaris” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced that on July 27, 2020, the Company received notice from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon a closing bid price of less than $1.00 per share for the Company’s common stock for the prior 30 consecutive business day period, the Company no longer satisfies Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a grace period of 180 calendar days, through January 25, 2021, to evidence compliance with the Rule. To evidence compliance with the Rule, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days, but generally not more than 20 consecutive business days, on or before January 25, 2021. In the event the Company does not timely evidence compliance with the Rule, the Company may be eligible for an additional 180-day grace period or may face delisting. In the latter case, the Company would be entitled to request a hearing before the Nasdaq Hearings Panel, which request would stay any delisting action by the Staff pending completion of the hearing process.

Nasdaq’s notice has no immediate effect on the listing of the Company’s common shares on Nasdaq and does not otherwise impact the Company’s listing on the Toronto Stock Exchange. The Company is considering the options available to it to evidence compliance with the Rule prior to the expiration of the grace period.

In addition, as previously disclosed via Form 6-K filed with the Securities and Exchange Commission on July 1, 2020, Aeterna Zentaris priced an approximate $12 million public offering of its common stock and warrants, pursuant to which the Company ultimately raised approximately $10.5 million in net proceeds.

As a result of the offering, the Company believes it has stockholders’ equity of at least $2.5 million as of the date of this filing and thereby satisfies the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(3). The Company is awaiting Nasdaq’s formal confirmation of such compliance and will provide additional disclosure upon receipt of a compliance determination from the Staff.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of child-onset growth hormone deficiency (CGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and Private Securities Litigation Reform Act, as amended, including those relating to the Company’s ability to regain compliance with the minimum bid price requirement, the impact of Nasdaq’s notice on the listing of the Company’s common shares on Nasdaq and the Toronto Stock Exchange and the Company’s ability to meet the minimum stockholders’ equity requirement for continued listing under Nasdaq Listing Rule 5550(b)(3). These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industry and markets in which we operate and management’s current beliefs and assumptions.

These statements may be identified by the use of forward-looking expressions, including, but not limited to, “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential, “predict,” “project,” “should,” “would” and similar expressions and the negatives of those terms. These statements relate to future events or our financial performance and involve known and unknown risks, uncertainties, and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those set forth in the Company’s filings with the Securities and Exchange Commission. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contact:

Jenene Thomas
JTC Team
T (US): +1 (833) 475-8247
E: aezs@jtcir.com